

June 17, 2013

<u>Via E-mail</u>
Ms. Amber McCandless
Chief Financial Officer
Interactive Multi-Media Auction Corporation
2/F Eton Tower, 8 Hysan Avenue,
Causeway Bay, Hong Kong,
SAR, China

> **Re:** **Interactive Multi-Media Auction Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 3, 2013**
> **File No. 333-185909**

Dear Ms. McCandless:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Position, page 54</u>

<u>Results of Operations, page 56</u>

1. We note your disclosure on page 56 indicating that "[d]uring the three-months ended January 31, 2013 [you] had incurred no marketing expenses." Please revise the marketing expense amount disclosed in the Operating Expenses' table on page 57 to ensure consistency throughout your disclosures.

<u>Certain Relationships and Related Transactions, page 66</u>

2. We note your response to comment 8 in our letter dated May 3, 2013. As previously requested, please disclose the issuance of stock to Morpheus Financial Corporation. Please refer to Instruction 1(b)(i) to Item 404(a) of Regulation S-K. Please also ensure

that you have disclosed all of the information required by Item 404(a)(5) of Regulation S-K with respect to the loan to Morpheus Financial Corporation. In addition, it appears from your disclosure in Note 3 of the financial statements that your receipt of consulting services also should be disclosed in this section; please revise or advise.

Exhibit 5.1

3. We note your response to comment 11 in our letter dated May 3, 2013. Please file the revised legal opinion.

Financial Statements

Report of the Independent Registered Public Accounting Firm, page 36

4. We note your response to comment 9 from our letter dated May 3, 2013, which states that you restored the original audit report date of January 4, 2013 in this second amendment. However, the audit report included in this filing is dated December 20, 2012. Please revise or advise.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director